UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

COMPASS DIVERSIFIED HOLDINGS
(Name of Issuer)

Shares(1)
(Title of Class of Securities)

20451Q104
(CUSIP Number)

Cora Lee Starzomski, Anholt Investments Ltd. (formerly known as Compass Group Investments, Ltd.) 69 Pitts Bay Road, Belvedere Building -- 4th Floor, Hamilton HM08, Bermuda (441) 400-7716
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(1) Each share (collectively, the “Shares”) represents one undivided interest in the property of Compass Diversified Holdings (the “Trust”) and corresponds to one trust interest of Compass Group Diversified Holdings LLC held by the Trust.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 20451Q104

1	NAMES OF REPORTING PERSONS:

CGI DIVERSIFIED HOLDINGS, LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

0
	8	SHARED VOTING POWER:

7,931,000
	9	SOLE DISPOSITIVE POWER:

0
	10	SHARED DISPOSITIVE POWER:

7,931,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,931,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No. 20451Q104

1	NAMES OF REPORTING PERSONS:

NAVCO MANAGEMENT, LTD.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

0
	8	SHARED VOTING POWER:

7,931,000
	9	SOLE DISPOSITIVE POWER:

0
	10	SHARED DISPOSITIVE POWER:

7,931,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,931,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No. 20451Q104

1	NAMES OF REPORTING PERSONS:

ANHOLT INVESTMENTS LTD. (FORMERLY KNOWN AS COMPASS GROUP INVESTMENTS, LTD.)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

0
	8	SHARED VOTING POWER:

7,931,000
	9	SOLE DISPOSITIVE POWER:

0
	10	SHARED DISPOSITIVE POWER:

7,931,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,931,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No. 20451Q104

1	NAMES OF REPORTING PERSONS:

PATH SPIRIT LIMITED

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

0
	8	SHARED VOTING POWER:

7,931,000
	9	SOLE DISPOSITIVE POWER:

0
	10	SHARED DISPOSITIVE POWER:

7,931,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,931,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

This Amendment No. 9 to Schedule 13D is being filed to report a decrease in the percentage beneficially owned by the reporting persons solely as a result in an increase in the total number of outstanding Shares, and amends Amendment No. 8 filed on December 12, 2014, Amendment No. 7 filed on August 29, 2011, Amendment No. 6 filed on April 23, 2010, Amendment No. 5 filed on March 26, 2009, Amendment No. 4 filed on April 2, 2008, Amendment No. 3 filed on July 3, 2007, Amendment No. 2 filed on May 8, 2007, Amendment No. 1 filed on August 4, 2006 and Schedule 13D filed on May 26, 2006.

ITEM 1.	SECURITY AND ISSUER.

No amendments to Item 1.

ITEM 2.	IDENTITY AND BACKGROUND.

This Amendment No. 9 to Schedule 13D relates to, and is filed on behalf of, the following Reporting Persons:

•	CGI Diversified Holdings, LP, a Bermuda limited partnership with its principal offices at 69 Pitts Bay Road, Belvedere Building – 4th Floor, Hamilton HM08, Bermuda.

•	Navco Management, Ltd. (“Navco”), a Bermuda exempt company with its principal offices at 69 Pitts Bay Road, Belvedere Building – 4th Floor, Hamilton HM08, Bermuda.

•	Anholt Investments Ltd. (formerly known as Compass Group Investments, Ltd.) (“Anholt”), a Bermuda exempt company with its principal offices at 69 Pitts Bay Road, Belvedere Building – 4th Floor, Hamilton HM08, Bermuda.

•	Path Spirit Limited (“Path”), an English company limited by guarantee with its principal offices at 10 Norwich Street, London EC4A 1BD, United Kingdom.

CGI Diversified Holdings, LP is owned by Navco, its general partner, and Anholt, its sole limited partner, and managed by Navco.

Navco is managed by Thomas K.Y. Hsu, a director, Peter Antturi, a director and Cora Lee Starzomski, a director.

Anholt is managed by Thomas K.Y. Hsu, a director and President, Peter Antturi, a director and Vice President and Cora Lee Starzomski, a director and Treasurer.

Navco and Anholt are wholly owned by Kattegat Limited, a Bermudian exempt company with its principal offices at Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda. Kattegat Limited was formed for the purpose of holding and managing the endowed assets of The Kattegat Trust and is wholly owned by The Kattegat Trust. The Kattegat Trust is a Bermudian charitable trust, engaged in the principal business of distributing income for charitable purposes, with its principal offices at 45 Reid Street, Hamilton HM 12, Bermuda. The trustee of The Kattegat Trust is Kattegat Private Trustees (Bermuda) Limited (the “Trustee”), a Bermudian trust company with its principal offices at 45 Reid Street, Hamilton HM 12, Bermuda. Path is the trust protector for The Kattegat Trust. The Trustee is wholly owned by The Lund Purpose Trust, a Bermudian purpose trust with its principal offices at Thistle House, 4 Burnaby Street, Hamilton HM 11, Bermuda, formed for the sole purpose of holding the shares of the Trustee.

The members/directors of Path are Axel Karlshoej, Svend Erik Kjærgaard and Matthew Gibbons.

In the past five years, none of CGI Diversified Holdings, LP, Navco, Anholt or Path, nor any of the respective directors and executive officers thereof named above, has been convicted in a criminal proceeding or been a party to any action as a result of which it, he or she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Thomas K.Y. Hsu is a director of CNC Industries, which is an affiliate of the Expedo Group of Companies that manages a fleet of six vessels and whose address is Bloc A, 5 impasse de la Fontaine, MC 98000 Monaco. Mr. Hsu has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988. Mr. Hsu is a citizen of the United Kingdom.

Cora Lee Starzomski's business address is Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda. Ms. Starzomski is Chief Operating Officer of Kattegat Limited, whose address is Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda. Ms. Starzomski is a citizen of Canada.

Peter Antturi's business address is Suite 470-1090 Homer St., Vancouver, B.C. V6B 2W9 Canada. Mr. Antturi is a business advisor and a director of Anglemont Financial Services Ltd. (a provider of administrative and clerical services), whose address Suite 470-1090 Homer St., Vancouver, B.C. V6B 2W9 Canada. Mr. Antturi is a citizen of Canada.

Axel Karlshoej is the President and a director of Nordic Industries, a California general construction firm whose address is 1437 Furneaux Road, Marysville, California, USA, 95961. Mr. Karlshoej is a citizen of Denmark.

Svend Erik Kjærgaard’s business address is Nylandsvej 23, Vildbjerg 7480, Denmark. Mr. Kjærgaard is the president of Melgaard Farm, a leading producer of pork in Denmark. Mr. Kjærgaard is a citizen of Denmark.

Matthew Gibbons’ business address is Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59214, Nassau, The Bahamas. Mr. Gibbons is a consultant to and director of Claymore Corporate Services, Ltd., a licenced corporate service provider company, whose address is Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59214, Nassau, The Bahamas. Mr. Gibbons is a citizen of the United Kingdom.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No amendment to Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

No amendment to Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The Beneficial Owner is the beneficial owner of 7,931,000 Shares, representing approximately 13.2% of the outstanding Shares. The Shares are owned directly by CGI Magyar, which is owned by The Compass Group International, LLC, CGI Diversified Hungary Kft. and the Beneficial Owner. The Compass Group International, LLC is owned by Anholt. CGI Diversified Hungary Kft. is wholly owned by the Beneficial Owner. The Beneficial Owner is owned by Anholt, its sole limited partner, and Navco Management, Ltd., its general partner. Anholt and Navco Management, Ltd. are wholly owned by Kattegat Limited. Anholt, Navco Management, Ltd., Path Spirit Limited, The Compass Group International, LLC, CGI Diversified Hungary Kft. and CGI Magyar disclaim beneficial ownership of the Shares, except to the extent of their pecuniary interest therein.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No amendment to Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

No amendments to item 7.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 7, 2017	ANHOLT INVESTMENTS LTD.

/s/ Cora Lee Starzomski, Director

Date: February 7, 2017	CGI DIVERSIFIED HOLDINGS, LP

	By:	Anholt Investments Ltd. its sole limited partner
	By:	Navco Management, Ltd., its general partner

/s/ Cora Lee Starzomski, Director

Date: February 7, 2017	NAVCO MANAGEMENT, LTD.

/s/ Cora Lee Starzomski, Director

Date: February 7, 2017	PATH SPIRIT LIMITED

/s/ Matthew Gibbons, Director